MUSCLEPHARM CORPORATION

4721 Ironton Street, Building A

Denver, CO 80239

May 10, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5010

Attn: Amy Reischauer

Re:	MusclePharm Corporation
Post-effective Amendment No. 1 to

Registration Statement on Form S-1

Filed April 19, 2013

File No. 333-179515

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, MusclePharm (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on May 13, 2013, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MusclePharm Corporation

By:	/s/ Brad Pyatt
Name: Brad Pyatt
Title: Co-Chairman, CEO and President